Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated January 23, 2017)

Filed Pursuant to Rule 433(d)

Registration No. 333-206980

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

January 23, 2017

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	3.10% First Mortgage Bonds due 2027 (the “2027 bonds”)

3.95% First Mortgage Bonds due 2047 (the “2047 bonds”)

Offering Size:	$375,000,000 in aggregate principal amount (2027 bonds)

$475,000,000 in aggregate principal amount (2047 bonds)

Net Proceeds (before expenses) to Issuer:	$843,160,250

Coupon and Coupon Payment Dates:	3.10% per annum, payable semi-annually on each May 1 and November 1, commencing May 1, 2017 (2027 bonds)

3.95% per annum, payable semi-annually on each February 1 and August 1, commencing August 1, 2017 (2047 bonds)

Trade Date:	January 23, 2017

Settlement Date:	February 1, 2017 (T+7)

It is expected that delivery of the First Mortgage Bonds will be made to investors on or about February 1, 2017, which will be the seventh business day following the date hereof (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds or the succeeding business days up to three days prior to the date of delivery of the First Mortgage Bonds, will be required, by virtue of the fact that the First Mortgage Bonds initially will settle T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Maturity Date:	May 1, 2027 (2027 bonds)

August 1, 2047 (2047 bonds)

Benchmark Treasury:	2.000% due November 15, 2026 (2027 bonds)

2.250% due August 15, 2046 (2047 bonds)

Benchmark Treasury Yield:	2.404% (2027 bonds)

3.008% (2047 bonds)

Spread to Benchmark Treasury:	+70 basis points (2027 bonds) +95 basis points (2047 bonds)

Re-offer Yield:	3.104% (2027 bonds)

3.958% (2047 bonds)

Price to Public:	99.968% of the principal amount (2027 bonds)

99.859% of the principal amount (2047 bonds)

Expected Ratings[1]:	Aa2 by Moody’s Investors Service, Inc.
A+ by Standard & Poor’s Ratings Services
A+ by Fitch Ratings, Inc.

Optional Redemption:	Prior to February 1, 2027 (the date that is three months prior to the maturity date) (the “2027 Par Call Date”), the 2027 bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 bonds being redeemed that would be due if the maturity date of such 2027 bonds were the 2027 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 15 basis points (the “2027 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2027 Par Call Date, the 2027 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2027 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2027 bonds).

Prior to February 1, 2047 (the date that is six months prior to the maturity date) (the “2047 Par Call Date”), the 2047 bonds will be

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc., Standard & Poor’s Rating Services and Fitch Ratings, Inc. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2047 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2047 bonds being redeemed that would be due if the maturity date of such 2047 bonds were the 2047 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 15 basis points (the “2047 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2047 Par Call Date, the 2047 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2047 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2047 bonds).

Joint Book-Running Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC Capital Markets Corp.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC

CUSIP:	595620 AQ8	(2027 bonds)

	595620 AR6	(2047 bonds)

ISIN:	US595620AQ82	(2027 bonds)

	US595620AR65	(2047 bonds)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BNP Paribas Securities Corp. toll-free at 1-800-854-5674; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Mizuho Securities USA Inc. toll-free at 1-866-271-7403; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.